October 15, 2014

Filed via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Division of Corporation Finance

Re:	Electronic Cigarettes International Group, Ltd.
Form S-1 Registration Statements
Filed on September 25, 2014 and October 8, 2014

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the General Rules and Regulations under the Act, is hereby incorporated into the cover page of the Registration Statements on Form S-1 (File No. 333-195904) filed by Electronic Cigarettes International Group, Ltd., a Nevada corporation, on September 25, 2014 and October 8, 2014:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Electronic Cigarettes International Group, Ltd.

/s/ Brent D. Willis
Brent D. Willis Chairman and Chief Executive Officer